Pricing Term Sheet	Issuer Free Writing Prospectus
Dated January 26, 2017	Filed Pursuant to Rule 433
Registration Statement No. 333-215178
Supplementing the Preliminary
Prospectus Supplements each dated January 24, 2017
(To Prospectus dated January 3, 2017)

Horizon Global Corporation

Concurrent Offerings of

4,000,000 Shares of Common Stock, par value $0.01 per Share (the “Common Stock Offering”)

and

$110,000,000 Aggregate Principal Amount of 2.75% Convertible Senior Notes due 2022 (the “Convertible Notes Offering”)

The information in this pricing term sheet relates to the Common Stock Offering and the Convertible Notes Offering and should be read together with (i) the preliminary prospectus supplement dated January 24, 2017 relating to the Common Stock Offering (the “Common Stock Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, (ii) the preliminary prospectus supplement dated January 24, 2017 relating to the Convertible Notes Offering (the “Convertible Notes Preliminary Prospectus Supplement” and, together with the Common Stock Preliminary Prospectus Supplement, the “Preliminary Prospectus Supplements”), including the documents incorporated by reference therein, and (iii) the base prospectus dated January 3, 2017, each filed under the Securities Act of 1933, as amended, Registration Statement No. 333-215178. The Common Stock Offering and the Convertible Notes Offering are not contingent upon one another. The information in this communication supersedes the information in the Preliminary Prospectus Supplements and the accompanying prospectus to the extent inconsistent with the information in the Preliminary Prospectus Supplements and the accompanying prospectus. Terms used herein but not defined herein shall have the meanings as set forth in the applicable Preliminary Prospectus Supplement. All references to dollar amounts are references to U.S. dollars. Horizon Global Corporation has increased the size of the Common Stock Offering to 4,000,000 shares (or 4,600,000 shares if the underwriters of the Common Stock Offering exercise their option to purchase additional shares in full). Horizon Global Corporation has also increased the size of the Convertible Notes Offering to $110,000,000 (or $125,000,000 if the underwriters of the Convertible Notes Offering exercise their over-allotment option in full). The final prospectus supplements relating to the offerings will reflect conforming changes relating to such increases in the sizes of the offerings.

Issuer:	Horizon Global Corporation, a Delaware corporation.

Ticker / Exchange for Common Stock:	HZN / The New York Stock Exchange (“NYSE”).

Trade Date:	January 27, 2017.

Settlement Date:	February 1, 2017.

NYSE Closing Price on January 26, 2017:	$18.76 per share of common stock of the Issuer.

Use of Proceeds:

The Issuer estimates that the net proceeds from the Common Stock Offering will be approximately $69.5 million (or $79.9 million if the underwriters of the Common Stock Offering exercise their option to purchase additional shares in full), after deducting the underwriters’ discount and estimated fees and expenses payable by the Issuer and not reimbursed, and that the net proceeds from the Convertible Notes Offering will be approximately $105.2 million (or $119.6 million if the underwriters of the Convertible Notes Offering exercise their over-allotment option in full), after deducting the underwriters’ discount and estimated fees and expenses payable by the Issuer and not reimbursed.

The Issuer intends to use all of the net proceeds from the Common Stock Offering, along with a portion of the net proceeds from the Convertible Notes Offering and the proceeds it receives from the sale of the warrants described in the Convertible Notes Preliminary Prospectus Supplement, to repay approximately $157.5 million outstanding under the Term B Loan. In connection with the pricing of the Convertible Notes Offering, the Issuer entered into convertible note hedge transactions with one or more of the underwriters of the Convertible Notes

Offering or their respective affiliates, which are referred to as the “option counterparties.” The Issuer also entered into warrant transactions with the option counterparties. The Issuer intends to use $6.6 million of the net proceeds from the Convertible Notes Offering to pay the cost of the convertible note hedge transactions described in the Convertible Notes Preliminary Prospectus Supplement (such cost net of the proceeds to the Issuer from the sale of the warrants). The Issuer intends to use the remainder of the net proceeds from the Convertible Notes Offering for general corporate purposes.

If the underwriters of the Convertible Notes Offering exercise their over-allotment option, the Issuer expects to sell additional warrants to the option counterparties and use the net proceeds from the sale of the additional Notes, together with the proceeds from the additional warrants, to enter into additional convertible note hedge transactions with the option counterparties and for general corporate purposes, including to repay amounts outstanding under the Term B Loan.

Common Stock Offering

Shares of Common Stock Offered:	4,000,000 shares of common stock of the Issuer (or up to an aggregate of 4,600,000 shares if the underwriters in the Common Stock Offering exercise their option to purchase additional shares in full).

Initial Price to the Public, Underwriting Discount and Proceeds:	The following table shows the Initial Price to the Public, underwriting discounts and commissions and proceeds before expenses to the Issuer in the Common Stock Offering:

	Per Share	Total
Initial price to the public	$18.50	$74,000,000.00
Underwriting discounts and commissions	$1.06375	$4,255,000.00
Proceeds, before expenses, to the Issuer	$17.43625	$69,745,000.00

Joint Book-Running Managers:	Wells Fargo Securities, LLC J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated BMO Capital Markets Corp.

Stabilization Transactions:	Prior to purchasing the shares of common stock of the Issuer being offered in the Common Stock Offering, on January 26, 2017, one of the underwriters of the Common Stock Offering purchased, on behalf of the syndicate, 1,500 shares of common stock of the Issuer at an average price of $18.50 per share in stabilizing transactions.

Convertible Notes Offering

Notes Offered:	2.75% Convertible Senior Notes due 2022 (the “Notes”).

Aggregate Principal Amount of Notes Offered:	$110,000,000 aggregate principal amount of Notes (or $125,000,000 aggregate principal amount if the over-allotment option of the underwriters of the Convertible Notes Offering to purchase up to an additional $15,000,000 principal amount of Notes is exercised in full).

Maturity Date:	July 1, 2022, unless earlier repurchased or converted.

Interest Rate:	2.75% per annum, accruing from the Settlement Date.

Interest Payment Dates:	January 1 and July 1 of each year, beginning on July 1, 2017.

Initial Price to the Public:	100% of the principal amount of the Notes plus accrued interest, if any, from the Settlement Date.

Conversion Premium:	Approximately 35% above the Initial Price to the Public per share of common stock of the Issuer in the Common Stock Offering.

Initial Conversion Price:	Approximately $24.98 per share of common stock of the Issuer.

Initial Conversion Rate:	40.0400 shares of common stock of the Issuer per $1,000 principal amount of Notes.

Initial Price to the Public, Underwriting Discount and Proceeds:	The following table shows the Initial Price to the Public, underwriting discounts and commissions and proceeds before expenses to the Issuer in the Convertible Notes Offering:

	Per Note	Total
Initial price to the public(1)	$1,000.00	$110,000,000.00
Underwriting discounts and commissions	$37.50	$4,125,000.00
Proceeds, before expenses, to the Issuer	$962.50	$105,875,000.00

(1) Plus accrued interest, if any, from the Settlement Date.

Joint Book-Running Managers:	J.P. Morgan Securities LLC Wells Fargo Securities, LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated BMO Capital Markets Corp.

CUSIP:	44052W AA2

ISIN:	US44052WAA27

Increase in Conversion Rate Upon Conversion Upon a Make-Whole Fundamental Change:	If the “effective date” (as defined in the Convertible Notes Preliminary Prospectus Supplement) of a “make-whole fundamental change” (as defined in the Convertible Notes Preliminary Prospectus Supplement) occurs prior to the maturity date of the Notes and a holder elects to convert its Notes in connection with such make-whole fundamental change, the Issuer will, under certain circumstances, increase the conversion rate for the Notes so surrendered for conversion by a number of additional shares of common stock of the Issuer, as described under “Description of Notes—Conversion Rights—Increase in Conversion Rate Upon Conversion Upon a Make-Whole Fundamental Change” in the Convertible Notes Preliminary Prospectus Supplement.

The following table sets forth the number of additional shares by which the conversion rate will be increased per $1,000 principal amount of Notes for conversions in connection with a make-whole fundamental change for each stock price and effective date set forth below:

	Stock Price
Effective Date	$18.50	$20.00	$22.50	$24.98	$30.00	$40.00	$50.00	$60.00	$70.00	$80.00	$90.00	$100.00
February 1, 2017	14.0140	12.0835	9.6160	7.8179	5.3937	2.9453	1.7896	1.1412	0.7291	0.4423	0.2281	0.0600
July 1, 2017	14.0140	11.9008	9.3907	7.5749	5.1544	2.7634	1.6657	1.0621	0.6834	0.4217	0.2272	0.0600
July 1, 2018	14.0140	11.5340	8.9145	7.0507	4.6312	2.3672	1.3976	0.8904	0.5819	0.3721	0.2175	0.0600
July 1, 2019	14.0140	11.1458	8.3538	6.4115	3.9850	1.8921	1.0856	0.6916	0.4600	0.3048	0.1909	0.0600
July 1, 2020	14.0140	10.6788	7.6040	5.5366	3.1172	1.3114	0.7296	0.4698	0.3207	0.2205	0.1465	0.0600
July 1, 2021	14.0140	10.0833	6.3867	4.0613	1.8087	0.6370	0.3556	0.2373	0.1677	0.1195	0.0831	0.0458
July 1, 2022	14.0140	9.9600	4.4044	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case:

•	If the stock price is between two stock prices in the table above or the effective date is between two effective dates in the table above, the number of additional shares by which the conversion rate will be increased will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365-day year.

•	If the stock price is greater than $100.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above as described in the Convertible Notes Preliminary Prospectus Supplement), no additional shares will be added to the conversion rate.

•	If the stock price is less than $18.50 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above as described in the Convertible Notes Preliminary Prospectus Supplement), no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the conversion rate per $1,000 principal amount of Notes exceed 54.0540 shares of common stock of the Issuer, subject to adjustment in the same manner as the conversion rate as set forth under “Description of Notes—Conversion Rights—Conversion Rate Adjustments” in the Convertible Notes Preliminary Prospectus Supplement.

The Issuer has filed a registration statement (including the Preliminary Prospectus Supplements each dated January 24, 2017 and the accompanying prospectus dated January 3, 2017) with the Securities and Exchange Commission, or SEC, for the offerings to which this communication relates. Before you invest, you should read the applicable Preliminary Prospectus Supplement, the accompanying prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and the offerings. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies may be obtained from J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, by calling 1-866-803-9204 or by email at prospectus-eq_fi@jpmchase.com or from Wells Fargo Securities, LLC, 375 Park Avenue, New York, NY 10152, Attention: Equity Syndicate Department, or by telephone at 1-800-326-5897, or by email at cmclientsupport@wellsfargo.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of these securities, in any state in which such solicitation or sale would be unlawful prior to registration or qualification of these securities under the laws of any such state.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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